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SEC FILE NUMBER
8-70289

Mail Processing
2024
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PARAGON HEALTH CAPITAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2340 COLLINS AVENUE, SUITE 403
(No. and Street)

MIAMI BEACH	FL	33139
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Monique Romero	212-668-8700	mromero@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

September 24, 2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, KERENSA JIMENEZ, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PARAGON HEALTH CAPITAL, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MONIQUE ROMERO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01RO6308967
Qualified in New York County
Commission Expires August 4, 2026

Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Paragon Health Capital, LLC

Report on Audit of Financial Statement

December 31, 2023

Paragon Health Capital, LLC

December 31, 2023

Contents

Financial Statement

RSM US LLP

Report of Independent Registered Public Accounting Firm

Member of Paragon Health Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Paragon Health Capital, LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

Chicago, Illinois
January 25, 2024

Paragon Health Capital, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
As of December 31, 2023

ASSETS		
Cash	$	5,671,741
FINRA CRD		1,744
Prepaid expenses		16,963
TOTAL ASSETS	$	5,690,448
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Deferred revenue	$	75,000
Accounts payable		3,693
Accrued bonuses		360,760
TOTAL LIABILITIES		439,453
MEMBER'S EQUITY		5,250,995
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,690,448

See Notes to Financial Statement.

1. Organization and Nature of Business

Paragon Health Capital, LLC (the LLC) was established in the state of Delaware on January 14, 2019. It is a registered broker dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Although the LLC is not exempt from Securities Exchange Commission (SEC) Rule 15c3-3, it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, does not carry accounts of or for customers and does not carry PAB accounts. The LLC was approved for FINRA and SEC membership and commenced operations on July 11, 2019. The LLC's primary business activity is to facilitate mergers and acquisitions and the private placement of securities. The LLC is located in Miami.

2. Significant Accounting Policies

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash - Cash consists of funds maintained in a checking account held at financial institutions.

Revenue recognition - The LLC's fee income is comprised of private placement fees, which are earned only when capital is raised and closings are effected, in accordance with the terms of the contracts with clients.

Private placement fees may be earned based upon a percentage of funds raised and/or a flat fee.

Revenue for private placement fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). At December 31, 2023, one retainer had been received, and the LLC reported deferred revenues of $75,000.

Under Topic 606, revenue from contracts is recognized when, or as, the LLC satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service.

The Company determines revenue recognition through the following five steps:
- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, performance obligations are satisfied

Contract liabilities arise when customers remit contractual cash payments in advance of the LLC satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. Deferred revenue, a type of contract liability, was $75,000 as of December 31, 2023. There were no contract assets as of the years ending December 31, 2023 and December 31, 2022. There was no contract liability as of the year ending December 31, 2022.

In November 2023, the Financial Accounting Standards Board issued ASU 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures. This guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The LLC is going to assess the effect that adoption will have on its financial statements.

2. Significant Accounting Policies (Continued)

Income taxes – The LLC is wholly owned by Paragon Biosciences, LLC (Member) and is treated as a disregarded entity for tax reporting purposes. No provision for income taxes is recorded since the liability for such taxes is that of the Member rather than the LLC. The Member's income tax returns are subject to examination by the federal and state taxing authorities, and changes, if any, could adjust the individual income tax of the Member. The preceding three years are open to examination.

Uncertain tax positions - The LLC has adopted the provisions of Financial Accounting Standards Board (FASB) Topic 740, Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"). This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The LLC has evaluated its tax position as of December 31, 2023, and does not expect any material adjustments to be made.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the LLC to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

For the year ended December 31, 2023, the LLC had an expense sharing agreement in place with the Member, Paragon Biosciences, LLC. The agreement permits the allocation of certain shared expenses to the LLC. The balance due to the Member as of December 31, 2023 was $0. The shared expenses consist of compensation, professional fees, rent, insurance and other expenses incurred in the normal course of business.

During the normal course of business, from time to time, some expenses are paid on behalf of the Member by the LLC or by the LLC on behalf of the Member and are reimbursed.

4. Accounts Receivable and Allowance for Doubtful Accounts

Accounting Standards Update 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires an entity to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts of future economic conditions instead of delaying recognition until the loss was probable of occuring.

The LLC's expected loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions, and a review of the current status of each client's trade accounts receivables. Due to the short-term nature of such receivables, the estimated amount of accounts receivable that may not be collected is based on the aging of the accounts receivable balances and the financial condition of clients. There was no accounts receivable balance at December 31, 2023, and no allowance for doubtful accounts was recorded as of December 31, 2023.

5. Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 8 to 1 in the first year of operations. At December 31, 2023, the LLC had net capital of $5,232,288 which was $5,202,991 in excess of its required net capital of the higher of $5,000 or 6.67% of aggregate indebtedness. The LLC's ratio of aggregate indebtedness to net capital was 8.4%. The net capital rules may effectively restrict the distribution of equity to the Member.

6. Concentrations of Credit Risk

Cash - The LLC maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the LLC is solely dependent upon daily bank balances and the respective strength of the financial institution. The LLC has not incurred any losses on this account. As of December 31, 2023, the amount in excess of insured limits of $250,000 was $5,421,741.

7. Indemnifications

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

8. Lease Accounting

The LLC has an expense sharing arrangement with its member, whereby the Member allocates a percentage of the overall rent expense to the LLC based upon occupancy. The LLC does not possess control over the lease terms. As such, the LLC does not have an obligation to record a right to use asset or an offsetting lease obligation in accordance with Accounting Standards Codification (ASC) 842, Leases.

9. Subsequent Events

The LLC has evaluated events and transactions that occurred between January 1, 2024 and January 24, 2024, which is the date the financial statements were issued, for possible disclosure and recognition in the financial statements.